UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

X-Rite, Incorporated

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number)

Robert J. Kelly

c/o Tinicum Lantern II L.L.C.

800 Third Avenue, 40th Floor

New York, NY 10022

212-446-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Found on Page 13

CUSIP No. 983857103	13D

1	Names of Reporting Persons Tinicum Capital Partners II, L.P.
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒**

**     The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 10,188,203
9 Sole Dispositive Power -0-
10 Share Dispositive Power 10,188,203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,188,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 13.1%
14	Type of Reporting Person (See Instructions) PN

Page 2 of 13 Pages

CUSIP No. 983857103	13D

1	Names of Reporting Persons Tinicum Capital Partners II Parallel Fund, L.P.
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒ **

**     The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 52,986
9 Sole Dispositive Power -0-
10 Share Dispositive Power 52,986

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,986
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN

Page 3 of 13 Pages

CUSIP No. 983857103	13D

1	Names of Reporting Persons Tinicum Capital Partners II Executive Fund L.L.C.
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒ **

**     The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 30,478
9 Sole Dispositive Power -0-
10 Share Dispositive Power 30,478

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,478
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

Page 4 of 13 Pages

CUSIP No. 983857103	13D

1	Names of Reporting Persons Tinicum Lantern II L.L.C.
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒ **

**     The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 10,271,667
9 Sole Dispositive Power -0-
10 Share Dispositive Power 10,271,667

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,271,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

Page 5 of 13 Pages

CUSIP No. 983857103	13D

1	Names of Reporting Persons Terence M. O’Toole
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒ **

**     The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 10,271,667
9 Sole Dispositive Power -0-
10 Share Dispositive Power 10,271,667

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,271,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) IN

Page 6 of 13 Pages

CUSIP No. 983857103	13D

1	Names of Reporting Persons Eric M. Ruttenberg
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒ **

**     The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 10,271,667
9 Sole Dispositive Power -0-
10 Share Dispositive Power 10,271,667

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,271,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) IN

Page 7 of 13 Pages

This Amendment No. 1, filed on behalf of the entities and persons listed below (collectively, the “Reporting Persons”):

(i)	Tinicum Capital Partners II, L.P., a Delaware limited partnership (“TCP II”), with respect to the shares of common stock, par value $0.10 per share (the “Shares”) of X-Rite, Incorporated (the “Company”), held by it;

(ii)	Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership (the “Parallel Fund”), with respect to the Shares held by it;

(iii)	Tinicum Capital Partners II Executive Fund L.L.C., a Delaware limited liability company (the “Executive Fund”, and together with TCP II and the Parallel Fund, the “Funds”), with respect to the Shares held by it;

(iv)	Tinicum Lantern II L.L.C., a Delaware limited liability company which is the general partner of each of TCP II and the Parallel Fund and the managing member of the Executive Fund (the “Manager”), with respect to the Shares held by each of the Funds;

(v)	Terence M. O’Toole, a United States citizen and a managing member of the Manager (“O’Toole”), with respect to the Shares held by each of the Funds; and

(vi)	Eric M. Ruttenberg, a United States citizen and a managing member of the Manager (“Ruttenberg”, and together with O’Toole, the “Individual Reporting Persons”), with respect to the Shares held by each of the Funds, amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 4, 2008, relating to the Shares.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

Exchange Agreement

On August 18, 2009, the Funds acquired an aggregate of $8,202,118.04 principal amount of loans (“Acquired Loans”) under the Second Lien Credit and Guaranty Agreement, dated October 24, 2007, as amended, by and among the Company and the other parties thereto (the “Second Lien Credit Agreement”), from certain lenders under the Second Lien Credit Agreement for an aggregate consideration of $7,709,990.95 (the “Acquired Loans Purchase Price”). The Acquired Loans Purchase Price was obtained for each of the Funds from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by such Fund at Goldman, Sachs & Co. Each of the Funds may from time to time hold certain securities in its margin account at Goldman, Sachs & Co., and such account may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to fund the Acquired Loans Purchase Price.

On August 18, 2009, pursuant to the Exchange Agreement (the “Exchange Agreement) by and among the Company, each of the Funds, Sagard Capital Partners, L.P. (“Sagard”) and OEPX, LLC (“OEP” and, together with Sagard and the Funds, the “Investors”), the Funds acquired an aggregate of 8,202.11804 shares of the Company’s Series A Cumulative Preferred Stock, par value $0.10 per share (the “Preferred Stock”) and warrants (the “Tinicum Warrants”) providing the Funds the right, subject to receipt of Shareholder Approval (as defined below), to acquire 1,480,126.92229 Shares (the “Tinicum Warrant Shares”) at an initial exercise price of $0.01 per share (subject to adjustments set forth in the Tinicum Warrants) from the Company in exchange for the cancellation of the Acquired Loans under the Second Lien Credit Agreement.

In connection with Exchange Agreement, OEP and Sagard (the “Other Investors”) also collectively received 33,359.10509 shares of Preferred Stock and warrants (together with the Tinicum Warrants, the “Warrants”) providing the Other Investors the right to collectively acquire 6,019,873.07771 Shares (together with the Tinicum Warrant Shares, the “Warrant Shares”) (subject to adjustments set forth in the Warrants) in exchange for the cancellation of $33,359,105.09 principal amount of loans under the Second Lien Credit Agreement.

Pursuant to undertakings made in the Exchange Agreement, a special meeting of the Company’s stockholders (the “Shareholders’ Meeting”) will be held, at which the Company’s shareholders will vote on a proposal necessary to permit the Investors to exercise the Warrants. The Company is obligated to use its reasonable best efforts to obtain such approval of the shareholders (the “Shareholder Approval”). Each of the Investors, including each of the Funds, has separately entered into a voting agreement (the “Voting Agreement”) with the Company, whereby each Investor agrees to vote any Shares it owns on the date of such meeting in favor of such proposal. Please see Item 6 for a description of the Voting Agreement.

Page 8 of 13 Pages

The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, which was attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2009 and which is incorporated herein by reference.

Certificate of Designation, Preferences and Rights of Series A Preferred Stock

The Certificate of Designation, Preferences and Rights of Series A Preferred Stock (the “Certificate of Designations”) was filed by the Company with the Secretary of State of the State of Michigan on August 18, 2009.

Pursuant to the terms of the Certificate of Designation, the shares of Preferred Stock acquired by the Investors have an initial aggregate liquidation preference equal to the sum of (a) $41,561,223.12, (b) all accrued and unpaid dividends and (c) in the case of any event of liquidation or winding up of the Company or any event requiring the company to redeem, repurchase, or offer to repurchase any Preferred Stock or the failure to obtain Shareholder Approval at the Shareholders’ Meeting, the Participation Amount (as defined in the Certificate of Designation) (the amounts set forth in clauses (a) through (c) above, the “Liquidation Preference”).

The Company may, in certain circumstances, pay the Participation Amount by delivering such number of Shares (the “Redemption Shares”) equal to the Participation Amount as calculated in the Certificate of Designation. The number of Redemption Shares will initially be 7,500,000, subject to certain adjustments set forth in the Certificate of Designation. Upon receipt of the Shareholder Approval, the Participation Amount will no longer be payable, and the Warrants shall become exercisable. Upon failure to obtain Shareholder Approval, the Participation Amount will become payable, and the Warrants shall no longer be exercisable. In no circumstances shall the Company issue both the Redemption Shares and the Warrant Shares to the Investors.

The holders of the Preferred Stock have the right to receive quarterly dividends in an amount equal to (a) an annual rate of 14.375%, (b) if an Event of Default (as defined in the Certificate of Designation) has occurred, an additional 2.0% per annum and (c) in the event dividends are paid on the Common Stock prior to the date the Warrants become exercisable, an aggregate amount payable in connection with such dividends equal to the amount which would be paid to the holders of 7,500,000 shares of Common Stock (subject to certain adjustments as set forth in the Certificate of Designation). The Board of Directors of the Company (the “Board”) may pay dividends accrued with respect to the Preferred Stock, generally at its option, in cash, or “in kind” with additional shares of Preferred Stock.

The Company is required to redeem all of the then outstanding Preferred Stock on January 23, 2014 (the “Mandatory Redemption Date”) at a price equal to the Liquidation Preference. In addition, at any time from and after the six month anniversary of the acquisition of the Preferred Stock by the Investors, subject to certain restrictions as further detailed in the Certificate of Designation, the Company may optionally redeem all shares of the Preferred Stock for an amount equal to the stated value of $1,000 per share of Preferred Stock (including additional shares of Preferred Stock issued to pay “in kind” dividends) multiplied by the Early Redemption Multiplier, plus all accrued dividends and the Participation Amount (if applicable pursuant to the Certificate of Designation). The “Early Redemption Multiplier” is equal (a) to 107% prior to October 25, 2010, (b) 105% from and after October 25, 2010 through and including October 24, 2011, (c) 103% from and after October 25, 2011 through and including October 24, 2012, (d) 101% from and after October 25, 2012 through and including October 24, 2013, and (e) 100% after October 25, 2013.

In the event of a Fundamental Change (as defined in the Certificate of Designation), the Company is required to redeem or make an offer to repurchase all of the outstanding shares of Preferred Stock at an amount equal to $1,000 per share of Preferred Stock (including additional shares of Preferred Stock issued to pay “in kind” dividends) multiplied by the Early Redemption Multiplier, plus all accrued dividends and the Participation Amount (if applicable pursuant to the Certificate of Designation.

In addition, in the event the Company fails to declare or pay dividends or to redeem or repurchase, or make an offer to repurchase, the Preferred Stock when required, the holders of a majority of the shares of Preferred Stock will have the right to elect between two and four additional directors to the Board.

The Certificate of Designation also provides for the creation and maintenance of an Administrative Committee of the Board (the “Administrative Committee”), initially comprised of five Board members. The holders of shares of Preferred Stock initially have the right to elect up to three members to the Administrative Committee.

Page 9 of 13 Pages

The Preferred Stock ranks senior to the Shares in respect of payment of dividends and/or distribution of assets upon a liquidation. The consent of holders of a majority of the shares of Preferred Stock is required to permit, among other things, the purchase or redemption (subject to certain exceptions) or declaration or payment of dividends on shares of capital stock or equity securities or the creation or incurrence of any indebtedness, other than as permitted under the Company’s existing credit agreements (but excluding any extension, renewal or replacement of the Company’s existing credit agreements (subject to certain exceptions) and certain other indebtedness).

The foregoing description of the Certificate of Designation and the preferences and rights of the Preferred Stock is qualified in its entirety by reference to the full text of the Certificate of Designation, which was attached as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2009 and which is incorporated herein by reference.

Warrants

As described above, in connection with the Exchange Agreement, the Funds received the Tinicum Warrants, which provide the Funds the right to acquire the Tinicum Warrant Shares with an initial exercise price of $0.01 per Tinicum Warrant Share. Each Fund’s right to exercise its Tinicum Warrant is subject to the receipt of Shareholder Approval, and following the receipt of Shareholder Approval, the Tinicum Warrants will be exercisable at any time until August 18, 2019. If Shareholder Approval is not obtained at the next Shareholder Meeting, the Tinicum Warrants will automatically terminate. The number of Tinicum Warrant Shares issuable upon the exercise of the Tinicum Warrants and the exercise price are each subject to certain adjustments as set forth in the Tinicum Warrants.

The foregoing description of the Tinicum Warrants is qualified in its entirety by reference to the full text of the Form of Warrant issued to each Investor attached as Exhibits 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2009 and which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

See Item 4 for a description of the Exchange Agreement, the Certificate of Designations and the Tincum Warrants.

Investment Agreement Amendment

In connection with the Exchange Agreement, the Company, Sagard and each of the Funds entered into an amendment, dated as of August 18, 2009 (the “Investment Agreement Amendment”), to the Investment Agreement, dated as of August 20, 2008, among the Company, Sagard and each of the Funds (the “Original Investment Agreement”). The Investment Agreement Amendment excludes the transactions contemplated by the Exchange Agreement from the standstill agreements previously entered into by Sagard and each of the Funds and modify the determination of Sagard’s and each Fund’s percentage ownership for purposes of the preemptive rights provisions in the Original Investment Agreement to include all shares beneficially owned by Sagard and each Fund (including their respective Warrant Shares). The Original Investment Agreement (including the standstill provisions) remains unchanged except as modified by the Investment Agreement Amendment.

The foregoing description of the Investment Agreement Amendment is qualified in its entirety by reference to the full text of the Investment Agreement Amendment, which was attached as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2009 and which is incorporated herein by reference.

Registration Rights Agreement Amendment

In connection with the Exchange Agreement, the Investors entered into an amendment, dated as of August 18, 2009 (the “Registration Rights Agreement Amendment”), to the Registration Rights Agreement, dated as of October 28, 2008, among the Company and the Investors, to include the Investor Shares (as defined in the Exchange Agreement) among the “Registrable Securities” as set forth therein.

The foregoing description of the Registration Rights Agreement Amendment is qualified in its entirety by reference to the full text of the Registration Rights Agreement Amendment, which was attached as Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2009 and which is incorporated herein by reference.

Page 10 of 13 Pages

Voting Agreement

In connection with the Exchange Agreement, each of the Funds entered into a letter agreement (the “Voting Agreement”) with the Company to vote all of such Fund’s Shares in favor of the Shareholder Proposal.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which was attached as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2009 and which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof

Exhibit 4	Exchange Agreement, dated as of August 18, 2009, among X-Rite, Incorporated, OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Exhibit 5	Certificate of Designation, Preferences and Rights of Series A Preferred Stock, dated as of, and filed by X-Rite, Incorporated, with the Michigan Department of Energy, Labor and Economic Growth on August 18, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Exhibit 6	Form of Warrant issued to each of OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. in the amounts set forth in Annex A to the Exchange Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Exhibit 7	Amendment No. 1 to Investment Agreement, dated as of August 18, 2009, among X-Rite, Incorporated, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Exhibit 8	Amendment No 1. to Registration Rights Agreement, dated as of August 18, 2009, among X-Rite, Incorporated, OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C.. (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Exhibit 9	Letter Agreement, dated as of August 18, 2009, among X-Rite, Incorporated, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. regarding voting of shares (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2009

TINICUM LANTERN II L.L.C.,

On its own behalf and as the General Partner of
TINICUM CAPITAL PARTNERS II, L.P. and TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.
and as the Managing Member of
TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

/s/ Eric M. Ruttenberg
By:	Eric M. Ruttenberg,
Managing Member

/s/ Terence M. O’Toole
Terence M. O’Toole

/s/ Eric M. Ruttenberg
Eric M. Ruttenberg

Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit 4	Exchange Agreement, dated as of August 18, 2009, among X-Rite, Incorporated, OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Exhibit 5	Certificate of Designation, Preferences and Rights of Series A Preferred Stock, dated as of, and filed by X-Rite, Incorporated, with the Michigan Department of Energy, Labor and Economic Growth on August 18, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Exhibit 6	Form of Warrant issued to each of OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. in the amounts set forth in Annex A to the Exchange Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Exhibit 7	Amendment No. 1 to Investment Agreement, dated as of August 18, 2009, among X-Rite, Incorporated, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Exhibit 8	Amendment No 1. to Registration Rights Agreement, dated as of August 18, 2009, among X-Rite, Incorporated, OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C.. (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Exhibit 9	Letter Agreement, dated as of August 18, 2009, among X-Rite, Incorporated, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. regarding voting of shares (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 20, 2009)

Page 13 of 13 Pages